SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(l)
of the Securities Exchange Act of 1934

AULT ALLIANCE, INC.

______________________

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock

______________________

(Title of Class of Securities)

09175M101

______________________

(CUSIP Numbers of Class of Securities)

Henry Nisser

President & General Counsel

Ault Alliance, Inc.

11411 Southern Highlands Pkwy #240

Las Vegas, NV 89141

(949) 444-5464

______________________

(Name, address and phone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Kenneth A. Schlesinger, Esq.

Spencer G. Feldman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

______________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.

☒	issuer tender offer subject to Rule 13e4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2023, by Ault Alliance, Inc., a Delaware corporation (“Ault” or the “Company”) (“Amendment No. 1”, together with the Original Schedule TO, the “Schedule TO”). The exchange offer is subject to the conditions set forth in the Offer to Exchange, dated March 31, 2023 (the “Offer to Exchange”). The Offer to Exchange and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Exchange, are hereby amended and supplemented as set forth below. In addition, this Amendment No. 1 serves to file an updated Form of Certificate of Designations for Ault’s Series H Preferred Stock. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Exchange and the Offer Documents.

Items 1 through 9, and Item 11.

The first paragraph in the question “Who may participate in the Offer?” and the second paragraph of the section “The Offer – Terms of the Offer – General”, are hereby amended by inserting the following sentences to the end of such paragraphs:

“If you own less than 200 shares of Common Stock you may not participate in the Offer. If you desire to participate in the Offer, then you must purchase more shares of Common Stock such that you own at least 200 shares. Upon owning 200 shares of Common Stock you may participate in the Offer, subject to the terms and conditions of the Offer.”

The first paragraph of the section “Disclaimer Regarding Forward-Looking Statements”, is hereby by amended by deleting the following sentence:

“This Offer to Exchange, including the documents that we incorporate by reference herein, contain forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934 (the ‘Exchange Act’).”

The third paragraph of the section “Disclaimer Regarding Forward-Looking Statements”, is hereby by amended by deleting the following sentence:

“We undertake no obligation to update these forward-looking statements to reflect events or circumstances occurring after the date of the Offer Documents.”

The body of the question “Under what circumstances may the Offer be terminated?” is hereby amended and restated in its entirety and replaced by the following:

“The Offer may only be terminated if one or more conditions to the Offer discussed in this Offer to Exchange are not satisfied or waived. If the Offer is terminated and you previously have tendered shares of Common Stock, such tendered Common Stock will be credited back to an appropriate account promptly following the termination of the Offer without expense to you. See ‘The Offer.’”

The third paragraph of the section “Expiration Date; Extension; Amendments” is hereby amended and restated in its entirety and replaced by the following:

“We expressly reserve the right to delay acceptance of any shares of Common Stock and to extend the Offer, in each case in our sole discretion. Further, we expressly reserve the right to terminate the Offer if one or more of the conditions to the Offer remain unsatisfied or to waive the conditions to the Offer (to the extent permitted by law), in each case in our sole discretion. If we exercise any such right, we will give written notice to the Exchange Agent as promptly as practicable.”

The first sentence of the first paragraph of the section “Conditions to the Completion of the Offer” and the second sentence of the second paragraph of the section “Conditions to the Completion of the Offer” are hereby amended by deleting the phrases “or if we so elect” and “or for any other reason if we so elect”, respectively.

The condition in the fifth bullet point in the first paragraph of the section “Conditions to the Completion of the Offer” is hereby amended by deleting the phrase “or threatened” from such condition.

The condition in the sixth bullet point in the first paragraph of the section “Conditions to the Completion of the Offer” is hereby amended and restated in its entirety and replaced by the following:

“there shall not have occurred (i) any general suspension of, or limitation on prices for, trading in securities in the United States securities or financial markets, (ii) a decrease of more than 15% in the sale price of the shares on the NYSE American or decrease of more than 10% in the general level of market prices for equity securities in the United States of the New York Stock Exchange Index, the Dow Jones Industrial Average, the NASDAQ Global Market Composite Index or Standard & Poor’s Composite Index of 500 Industrial Companies, in each case measured from the close of trading on March 30, 2023, the last full trading day prior to the commencement of the Offer, (iii) a material impairment in the trading market for debt securities in the United States, (iv) a declaration of a banking moratorium or any systemic suspension of payments in respect to banks in the United States or other major financial markets that is material to the Company, (v) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that might affect the extension of credit by banks or other lending institutions, (vi) a commencement of a war, armed hostilities, terrorist acts or other national or international calamity directly involving the United States or indirectly involving the United States, which results in material involvement by the United States, or (vii) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.

The bullet point list in the first paragraph of the section “Conditions to Completion of the Offer” is hereby amended by inserting the following bullet point after the sixth bullet point as a new condition:

“that the consummation of the Offer will not result in the Common Stock being delisted from the NYSE American.”

The first sentence of the fourth paragraph on the first page of the Offer to Exchange, the third paragraph in the question “What are the terms of the Series H Preferred Stock?”, the first sentence of the third paragraph of the section “The Offer – Information Relating to the Series H Preferred Stock” and the body of the section “Comparison of Rights between the Common Stock and Series H Preferred Stock – Series H Preferred Stock”, are hereby amended and restated in their entirety and replaced by the following:

“Holders of the Series H Preferred Stock do not have any voting rights, except for limited voting rights if dividends payable on the outstanding Series H Preferred Stock are in arrears for 6 or more consecutive or non-consecutive quarterly dividend periods. See the section entitled ‘Series H Preferred Stock – Voting Rights’ for further detail.”

The body of the section “The Series H Preferred Stock – Voting Rights”, is hereby amended and restated in its entirety and replaced by the following:

“Holders of the Series H Preferred Stock do not have any voting rights, except as set forth below or as otherwise required by law.

On each matter on which holders of Series H Preferred Stock are entitled to vote, each share of Series H Preferred Stock will be entitled to one vote. In instances described below where holders of Series H Preferred Stock vote with holders of any other class or series of our preferred stock as a single class on any matter, the Series H Preferred Stock and the shares of each such other class or series will have one vote for each $10.00 of liquidation preference (excluding accumulated dividends) represented by their respective shares.

Whenever dividends on any shares of Series H Preferred Stock are in arrears for 6 or more quarterly dividend periods, whether or not consecutive, the number of directors constituting our Board of Directors will be automatically increased by two (if not already increased by two by reason of the election of directors by the holders of any other class or series of our preferred stock we may issue upon which like voting rights have been conferred and are exercisable and with which the Series H Preferred Stock is entitled to vote as a class with respect to the election of those two directors) and the holders of Series H Preferred Stock (voting separately as a class with all other classes or series of preferred stock we may issue upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series H Preferred Stock in the election of those two directors) will be entitled to vote for the election of those two additional directors (the ‘preferred stock directors’) at a special meeting called by us at the request of the holders of record of at least 25% of the outstanding shares of Series H Preferred Stock or by the holders of any other class or series of preferred stock upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series H Preferred Stock in the election of those two preferred stock directors (unless the request is received less than 90 days before the date fixed for the next annual or special meeting of stockholders, in which case, such vote will be held at the earlier of the next annual or special meeting of stockholders), and at each subsequent annual meeting until all dividends accumulated on the Series H Preferred Stock for all past dividend periods and the then current dividend period have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In that case, the right of holders of the Series H Preferred Stock to elect any directors will cease and, unless there are other classes or series of our preferred stock upon which like voting rights have been conferred and are exercisable, any preferred stock directors elected by holders of the Series H Preferred Stock will immediately resign and the number of directors constituting the Board of Directors will be reduced accordingly. In no event will the holders of Series H Preferred Stock be entitled under these voting rights to elect a preferred stock director that would cause us to fail to satisfy a requirement relating to director independence of any national securities exchange or quotation system on which any class or series of our capital stock is listed or quoted. For the avoidance of doubt, in no event will the total number of preferred stock directors elected by holders of the Series H Preferred Stock (voting separately as a class with all other classes or series of preferred stock we may issue upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series H Preferred Stock in the election of such directors) under these voting rights exceed two.

If a special meeting is not called by us within 75 days after request from the holders of Series H Preferred Stock as described above, then the holders of record of at least 25% of the outstanding Series H Preferred Stock may designate a holder to call the meeting.

If, at any time when the voting rights conferred upon the Series H Preferred Stock are exercisable, any vacancy in the office of a preferred stock director will occur, then such vacancy may be filled only by a consent of the remaining preferred stock director, or if none remains in office, by vote of the holders of record of the outstanding Series H Preferred Stock and any other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series H Preferred Stock in the election of the preferred stock directors. Any preferred stock director elected or appointed may be removed only by the affirmative vote of holders of the outstanding Series H Preferred Stock and any other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable and which classes or series of preferred stock are entitled to vote as a class with the Series H Preferred Stock in the election of the preferred stock directors, such removal to be effected by the affirmative vote of a majority of the votes entitled to be cast by the holders of the outstanding Series H Preferred Stock and any such other classes or series of preferred stock, and may not be removed by the holders of the Common Stock.

So long as any shares of Series H Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the votes entitled to be cast by the holders of the Series H Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting together as a class with all other series of parity preferred stock that we may issue upon which like voting rights have been conferred and are exercisable):

(a)	authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Series H Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any of our authorized capital stock into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares;

(b)	amend, alter, repeal or replace our certificate of incorporation or bylaws, including by way of a merger, consolidation or otherwise in which we may or may not be the surviving entity, so as to materially and adversely affect and deprive holders of Series H Preferred Stock of any right, preference, privilege or voting power of the Series H Preferred Stock; or

(c)	effect any consummation of (x) a binding share exchange or reclassification involving the Series H Preferred Stock or (y) a merger or consolidation of our company with another entity (whether or not a corporation), unless in each case (A) the shares of Series H Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, the shares of Series H Preferred Stock are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent and such surviving or resulting entity or ultimate parent, as the case may be, is organized under the laws of the United States or a state thereof, and (B) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and restrictions and limitations thereof, of the Series H Preferred Stock immediately prior to such consummation, taken as a whole (each, an ‘Event’).

An increase in the amount of the authorized preferred stock, including the Series H Preferred Stock, or the creation or issuance of any additional Series H Preferred Stock or other series of preferred stock that we may issue, or any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the Series H Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, will not be deemed an Event and will not require us to obtain two-thirds of the votes entitled to be cast by the holders of the Series H Preferred Stock and all such other similarly affected series, outstanding at the time (voting together as a class).

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required will be effected, all outstanding shares of Series H Preferred Stock will have been redeemed or called for redemption upon proper notice and sufficient funds will have been deposited in trust to effect such redemption.

Except as expressly stated in the certificate of designation or as may be required by applicable law, the shares of Series H Preferred Stock do not have any relative, participating, optional or other special voting rights or powers and the consent of the holders thereof will not be required for the taking of any corporate action.”

The section “Incorporation of Documents by Reference” is hereby amended and restated in its entirety and replaced with the following:

“The following documents filed by the Company with the SEC are incorporated herein by reference and shall be deemed to be a part hereof:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed by the Company with the SEC on April 17, 2023 ; and

•	Current Reports on Form 8-K filed by the Company with the SEC on each of December 19, 2022 (as amended March 3, 2023), January 3, 2023, January 27, 2023, February 10, 2023, March 7, 2023, March 13, 2023, March 30, 2023 and April 14, 2023.

You may obtain any document incorporated herein by reference by contacting the SEC as described above under “Where to Find Available Information” or by contacting Ault Alliance, Inc., 1411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141; Tel: (949) 444-5464; Attention: Milton C. (Todd) Ault III, Executive Chairman. The Company will provide the documents incorporated by reference, without charge, upon written or oral request.”

Item 10. Financial Statements.

The section “Summary Historical Consolidated Financial Data” is hereby amended and restated in its entirety and replaced with the following:

“The selected data presented below under the captions “Statement of Operations Data”, “Statement of Comprehensive Loss Data” and “Balance Sheet Data” for, and as of the end of, each of the years in the two-year period ended December 31, 2022 are derived from the consolidated financial statements of the Company, which consolidated financial statements have been audited by Marcum LLP, independent auditors. In the opinion of management, such unaudited data reflect all adjustments, consisting only of normally recurring adjustments, necessary to fairly present the Company’s financial position and results of operations for the periods presented. Certain reclassifications have been made to the prior year financial statements to conform to current year presentation.

	Year Ended
	December 31,
	2022	2021
Statement of Operations Data:
Revenue	$134,334,000	$52,400,000
Cost of revenue	78,362,000	23,858,000
Research and development, selling, general
and administrative expenses	99,466,000	46,500,000
Impairment of goodwill	13,064,000	—
Impairment of deposit due to vendor bankruptcy filing	2,000,000	—
Impairment of Bitcoin mining equipment	79,556,000	—
Realized gain on sale of cryptocurrency	(1,045,000)	—
Impairment of mined cryptocurrency	3,099,000	403,000
Operating loss	(140,168,000)	(18,361,000)
Other expense (income), net:
Interest expense, net	39,952,000	1,063,000
Change in fair value of equity securities, related party	—	7,773,000
Accretion of discount on note receivable, related party	—	(4,210,000)
Impairment of debt securities	—	594,000
Change in fair value of marketable equity securities	2,144,000	1,327,000
Realized gain on marketable securities	419,000	(1,924,000)
Impairment of equity securities	11,500,000	—
(Gain) loss on extinguishment of debt	—	(929,000)
Other expense (income), net	135,000	853,000
Loss before income taxes	(194,318,000)	(22,908,000)
Income tax benefit (provision)	4,485,000	(130,000)
Net loss	(189,833,000)	(23,038,000)
Net loss (income) attributable to non-controlling interest	8,017,000	(213,000)
Net loss attributable to Ault Alliance, Inc.	(181,816,000)	(23,251,000)
Preferred dividends	(393,000)	(18,000)
Net loss available to common stockholders	$(182,209,000)	$(23,269,000)

Statement of Comprehensive Income Data:
Net loss available to common stockholders	$(182,209,000)	$(23,269,000)
Foreign currency translation adjustment	(995,000)	85,000
Impairment of debt securities, related party	—	594,000
Total comprehensive loss	$(183,204,000)	$(22,590,000)

	December 31,
	2022	2021
Balance Sheet Data:
Cash and cash equivalents	$10,492,000	$15,912,000
Marketable equity securities	6,590,000	40,380,000
Total assets	561,514,000	490,286,000
Long-term debt, net of current maturities	102,915,000	55,523,000
Total liabilities	219,533,000	145,106,000
Redeemable noncontrolling interests in equity of subsidiaries	117,993,000	116,725,000
Total stockholders’ equity	$223,988,000	$228,455,000

The section “Summary Unaudited Pro Forma Financial Information” is hereby amended and restated in its entirety and replaced with the following:

“The following unaudited pro forma financial information has been derived from, and should be read in The following unaudited pro forma financial information has been derived from, and should be read in conjunction with, our historical consolidated financial statements incorporated by reference in this Offer to Exchange. The unaudited pro forma financial information set forth below gives effect to the financial impact of the settlement of the Offer as if it had occurred (i) on December 31, 2022 for the purposes of the unaudited pro forma balance sheet as of December 31, 2022 and the book value per share calculation as of such date, and (ii) on January 1, 2022 for the purposes of the unaudited pro forma statement of comprehensive income and earnings per share for the fiscal years ended December 31, 2022. The adjustments for the Offer on the unaudited pro forma financial information set forth below assume that an aggregate of 333,333,333 shares of Common Stock are tendered in the Offer in exchange for $50,000,000 aggregate liquidation preference of Series H Preferred Stock pursuant to the terms of the Offer. The pro forma financial information set forth below does not give effect to any other changes to the accounts of Ault Alliance since December 31, 2022 and only gives effect to the financial impact of the settlement of the Offer. The unaudited pro forma financial information is presented for illustrative purposes only and does not necessarily indicate the financial position or results that would have been realized had the Offer been completed as of the dates indicated. The unaudited pro-forma financial statements are for informational purposes only and are not indications of future performance.

	As of December 31, 2022
	Actual	Adjustment	As Adjusted
Balance Sheet Data:
Cash and cash equivalents	$10,492,000	$—	$10,492,000
Marketable equity securities	6,590,000	—	6,590,000
Total assets	561,514,000	—	561,514,000
Long-term debt, net of current maturities	102,915,000	—	102,915,000
Total liabilities	219,533,000	—	219,533,000
Redeemable noncontrolling interests
in equity of subsidiaries	117,993,000	—	117,993,000
Total stockholders’ equity	$223,988,000	$—	$223,988,000

	For the year ended December 31, 2022
	Actual	Adjustment	As Adjusted
Statement of Comprehensive Loss and EPS
Net loss available to common stockholders	$(182,209,000)	$(5,000,000)	$(187,209,000)
Foreign currency translation adjustment	(995,000)	—	(995,000)
Total comprehensive loss	$(183,204,000)	$(5,000,000)	$(188,204,000)
Basic net loss per common share	$(0.74)	nm(1)	nm(1)
Diluted net loss per common share	$(0.74)	nm(1)	nm(1)

(1) The Company’s basic and diluted weighted average common shares outstanding did not exceed 333,333,333 shares on December 31, 2022 for it to illustrate the impact of the Offering on basic and diluted loss per share.

	As of December 31, 2022
	Actual	Adjustment	As Adjusted
Book value per share calculation
Common Shares outstanding at December 31, 2022	382,247,203	(333,333,333)	48,913,870
Total stockholders’ equity	$223,988,000	—	$223,988,000
Book value per share	$0.59		$4.58

(a)	Financial Information

The information set forth in the Offer to Exchange in the sections entitled (1) “Historical and Unaudited Pro Forma Financial Data” and (2) “Incorporation Of Documents By Reference” (namely the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed by the Company with the SEC on April 17, 2023).

(b)	Pro Forma Information

The information set forth in the Offer to Exchange in the sections entitled (1) “Historical and Unaudited Pro Forma Financial Data” and (2) “Incorporation Of Documents By Reference” (namely the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed by the Company with the SEC on April 17, 2023).

Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange, dated March 31, 2023 (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(1)(B)	Letter of Transmittal for Offer (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(1)(C)	Notice of Guaranteed Delivery for Offer (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(1)(D)	Letter to Broker for Offer (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(1)(E)	Letter to Client for Offer (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(1)(F)*	Form of Certificate of Designations, Preferences, Rights and Limitations of Series H Cumulative Redeemable Perpetual Preferred Stock

(a)(1)(G)*	Amended and Restated Offer to Exchange, dated April 20, 2023

(a)(5)(A)	Press Release issued by the Company, dated March 20, 2023 (incorporated herein by reference to the Company's Schedule TO-C filed on March 20, 2023)

(a)(5)(B)	Press Release issued by the Company, dated March 31, 2023 (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(5)(C)*	Press Release issued by the Company, dated April 20, 2023

(a)(6)(A)	Ault Alliance Webpage (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

107	Filing Fee Table (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ault Alliance, Inc.

By:	/s/ Henry Nisser
	Name:	Henry Nisser
	Title:	President and General Counsel

Date: April 20, 2023

EXHIBIT INDEX

(a)(1)(A)	Offer to Exchange, dated March 31, 2023 (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(1)(B)	Letter of Transmittal for Offer (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(1)(C)	Notice of Guaranteed Delivery for Offer (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(1)(D)	Letter to Broker for Offer (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(1)(E)	Letter to Client for Offer (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(1)(F)*	Form of Certificate of Designations, Preferences, Rights and Limitations of Series H Cumulative Redeemable Perpetual Preferred Stock

(a)(1)(G)*	Amended and Restated Offer to Exchange, dated April 20, 2023

(a)(5)(A)	Press Release issued by the Company, dated March 20, 2023 (incorporated herein by reference to the Company's Schedule TO-C filed on March 20, 2023)

(a)(5)(B)	Press Release issued by the Company, dated March 31, 2023 (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(5)(C)*	Press Release issued by the Company, dated April 20, 2023

(a)(6)(A)	Ault Alliance Webpage (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

107	Filing Fee Table (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

*	Filed herewith.